EXHIBIT 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact: Alison Tavik
410-768-8857 (office)
410-608-5581 (cell)
adtavik@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q EARNINGS

GLEN BURNIE, MD (April 27, 2006) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $626,000 or $0.25 basic earnings per share in the quarter ended March 31, 2006 as compared to net income of $688,000 or $0.28 basic earnings per share for the same period in 2005. The 2005 basic earnings per share figure has been adjusted to reflect the 20% stock dividend paid on January 23, 2006.

Net interest income after provisions for credit losses in the first quarter was $2,968,000 as compared to $2,990,000 in 2005. Total assets were $332,717,000 as of March 31, 2006 compared to 309,971,000 at December 31, 2005. Deposits stood at $292,824,000 as of March 31, 2006 compared to $265,248,000 at December 31, 2005.

“Deposit growth exceeded our expectations,” said Michael G. Livingston, Executive Vice President and Chief Operating Officer. “The success of our first quarter CD campaign increased not only our assets, but our customer base as well. We hired an additional commercial lender and can now deploy those funds into commercial loans.”

On April 5, 2006 Glen Burnie Bancorp paid a regular dividend of 12 cents ($0.12) per share of common stock to shareholders of record at the close of business on March 24, 2006 marking the company’s 54th consecutive dividend.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 17th consecutive quarter in March 2006. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance. Bauer is the nation’s leading independent bank research firm.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 11th at La Fontaine Bleu in Glen Burnie, Maryland. Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling approximately $335 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheet
(dollars in thousands, except per share amounts)

	(unaudited)
	March	December
	31, 2006	31, 2005
Assets

Cash and due from banks	$9,603	$9,405
Interest bearing deposits	12,989	3,712
Federal funds sold	5,319	2,333
Investment securities	106,250	87,280
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	184,643	190,205
Premises and equipment at cost, net of accumulated depreciation	3,754	3,863
Other real estate owned	50	50
Other assets	9,954	9,558
Total assets	$332,717	$306,561

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$292,824	$265,248
Short-term borrowings	179	622
Long-term borrowings	7,163	7,171
Guaranteed preferred beneficial interests in Glen Burnie
Bancorp junior subordinated debentures	5,155	5,155
Other liabilities	1,059	1,740
Total liabilities	$306,380	$279,936

Stockholders’ equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2006 2,470,666;
December 31, 2005 2,056,024 shares	$2,471	$2,056
Surplus	11,512	11,458
Retained earnings	13,258	13,341
Accumulated other comprehensive loss, net of tax benefits	(904)	(230)

Total stockholders’ equity	$26,337	$26,625

Total liabilities and stockholders’ equity	$332,717	$306,561

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2006	2005

Interest income on
Loans, including fees	$2,936	$2,809
U.S. Treasury and U.S. Government agency securities	662	570
State and municipal securities	342	397
Other	234	144
Total interest income	4,174	3,920

Interest expense on
Deposits	962	674
Junior subordinated debentures	137	137
Long-term borrowings	105	106
Short-term borrowings	2	13
Total interest expense	1,206	930

Net interest income	2,968	2,990

Provision for credit losses	—	—

Net interest income after provision for credit losses	2,968	2,990

Other income
Service charges on deposit accounts	197	205
Other fees and commissions	231	214
Other non-interest income	5	19
Income on life insurance	45	51
Gains on investment securities	—	3
Total other income	478	492

Other expenses
Salaries and employee benefits	1,645	1,562
Occupancy	207	179
Other expenses	846	899
Total other expenses	2,698	2,640

Income before income taxes	748	842

Income tax expense (benefit)	122	154

Net income	$626	$688

Net income per share of common stock	$0.25	$0.28

Weighted-average shares of common stock outstanding	2,467,436	2,452,162